Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated using financial information calculated in accordance with IFRS:

	HISTORICAL BASIS						SUPPLEMENTAL BASIS
	Six Months Ended						Six Months Ended
	June 30,	Years Ended December 31,					June 30,	Years Ended December 31,
	2011	2010	2009	2008(6)	2007	2006	2011	2010	2009	2008(6)	2007	2006
	(In £ millions, except ratios)
Profit (loss) from continuing operations before tax (before non-controlling interests)	1,258	2,072	1,564	(2,074)	1,058	2,111
Profit (loss) from continuing operations before tax attributable to shareholders (before non-controlling interests)							1,164	1,461	746	(450)	1,063	1,281
Less: Loss from associates accounted for under the equity method	1	6	—	—	—	—	1	6	—	—	—	—
Add: Fixed charges	236	458	403	565	853	1,093	177	343	268	317	276	253

Earnings(1)	1,495	2,536	1,967	(1,509)	1,911	3,204	1,342	1,810	1,014	(133)	1,339	1,534

Fixed charges:

Interest payable on core structural borrowings (2)	140	257	209	172	168	177	140	257	209	172	168	177

Interest on other borrowings relating to shareholder- financed business(3)	34	80	39	129	265	532	37	86	59	145	108	76

Interest relating to with-profits business(4)	21	25	33	71	192	153

Product interest(5)	41	96	122	193	228	231

Fixed Charges	236	458	403	565	853	1,093	177	343	268	317	276	253

Ratio of Earnings to Fixed Charges	6.3	5.5	4.9	—	2.2	2.9	7.6	5.3	3.8	—	4.9	6.1

Earnings in Excess of (less than) Fixed Charges	1,259	2,078	1,564	(2,074)	1,058	2,111	1,165	1,467	746	(450)	1,063	1,281

Notes:

(1)                                  For the purposes of calculating the ratios, earnings on both historical and supplemental bases represent profit (loss) from continuing operations before tax and non-controlling interests, plus fixed charges and after deduction of the undistributed income from associates accounted for under the equity method. Accordingly, the profit (loss) before tax and non-controlling interests on each basis has been restated for any business disposals and closures in later years, where applicable. In particular, the profit for 2007 and 2006 as shown in the table above excluded the profit (loss) from the discontinued UK banking operations following the sale on May 1, 2007 of Egg Banking plc. On the other hand, fixed charges, included in the historical ratios, comprise interest from both continuing and discontinued operations.

On the historical basis, the profit included in earnings represents profit (loss) from continuing operations before tax (being tax attributable to shareholders’ and policyholders’ returns). On the supplemental basis, the profit included in earnings represents profit from continuing operations before tax attributable to shareholders.

(2)                                  Core structural borrowings comprise those borrowings required to support our main business activities.

(3)                                  Interest on other borrowings relating to shareholder-financed business includes:

(a)                                  interest on commercial paper, floating and medium term notes  supporting a short-term fixed income securities reinvestment program.

(b)                                 interest on lease payments for property.  Given the complexities of calculating the interest on lease payments, we have assumed that 1/3 of the total lease payments represent interest.

(c)                                  interest on borrowings whose repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement.

(d)                                 interest payable on non-recourse borrowings of investment funds managed by PPM America and of Piedmont trust entity subsidiary, which are consolidated as if they were subsidiaries, as a result of our effective control of the funds.

(e)                                  for 2007 and 2006, interest of the discontinued UK banking operations (sold in May 2007) which comprised interest payable on their structural borrowings, debt held for trading purposes, customer accounts and deposits by banks.

Interest payable on tax liabilities is excluded. On the supplemental bases, items (d) and (e) have been excluded. Item (d) is excluded because it does not relate to debt held for structural purposes and item (e) is excluded because it relates to operations which were sold in 2007 and as such their profit (loss) had been excluded from the profit from continuing operations in the calculation of earnings.

(4)                                  Interest relating to with-profits business includes:

(a)                                  interest on other bank loans and overdrafts.

(b)                                 interest on non-recourse borrowings of investment, property and venture fund subsidiaries, primarily investments of The Prudential Assurance Company’s (“PAC”) with-profit fund, which are consolidated as if they were subsidiaries as a result of our effective control of these investments. From November 2007, subsequent to the sale of the venture fund management subsidiary, PPM Capital, we no longer consolidate the venture fund subsidiaries managed by PPM Capital.

(c)                                  interest on lease payments for property.  Given the complexities of calculating the interest on lease payments, we have assumed that 1/3 of the total lease payments represent interest.

(d)                                 interest on debt held in the Scottish Amicable Insurance Fund (“SAIF”), a ring-fenced sub-fund of PAC in which shareholders have no interest.

On the supplemental bases, the above items have been excluded as these charges have no direct impact on profit before tax attributable to shareholders. The nature and operation of the profit sharing arrangement between policyholders and shareholders regarding results of the with-profits funds business is distinctive to the UK and certain Asian operations. Separate legally ring-fenced funds are maintained in our group companies having with-profits business. Shareholder funds are only entitled to receive profit distributions from the with-profits funds as a function of profit participation bonuses distributed or credited to policyholders. In the case of the SAIF, shareholders are not entitled to any profit from the fund other than investment management fees. Earnings from with-profits business are recognized only when with-profits bonuses are declared and the shareholders’ share of bonuses is transferred to shareholders’ equity.  Fixed charges incurred by with-profits funds do not directly impact the level of bonuses, and therefore do not directly impact earnings.

(5)                                  Product interest includes interest on wholesale funding arrangements entered into by Jackson National Life (“Jackson”).  These funding arrangements are similar in substance to Guaranteed Investment Contracts (GICs) and, as such, the interest expense is akin to interest credited on policyholders’ accounts. In addition, product interest also includes interest credited on account values of policyholders for GICs and annuity certain products of Jackson which are investment contracts without discretionary participation features under IFRS 4. Interest credited on other IFRS 4 “investment contracts without discretionary participation feature”, which are more similar to a policyholder share of investment returns for mostly unit-linked (but not separate account) business with insignificant insurance risk, have been excluded. On a supplemental basis all product interest has been excluded.

(6)                                  Net losses for the year ended December 31, 2008 meant that earnings were insufficient to cover fixed charges on both historical and supplemental bases for the period, with earnings being £2,074 million less than fixed charges on a historical basis, and earnings being £450 million less than fixed charges on a supplemental basis.

The SEC neither requires nor encourages the presentation of supplemental ratios of earnings to fixed charges.